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CLIENT/MATTER NUMBER
099654-0102

March 4, 2015

Ms. Tiffany Piland Posil Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-3628

Re:         Biglari Holdings Inc.
Preliminary Revised Proxy Statement on Schedule 14A
Filed March 3, 2015 by Nicholas J. Swenson, Groveland Capital LLC,
Groveland Hedged Credit Fund LLC, Groveland Master Fund Ltd.,
Seth G. Barkett, Thomas R. Lujan, James W. Stryker, Ryan P. Buckley
and Stephen J. Lombardo III
File No. 000-08445

Dear Ms. Piland Posil:

We are writing this letter on behalf of the Groveland Group.  The Groveland Group consists of the following (collectively, the “Groveland Group”): Groveland Master Fund Ltd. (formerly known as Groveland Hedged Credit Master Fund Ltd.), Groveland Hedged Credit Fund LLC, Groveland Capital LLC, Nicholas J. Swenson, and Seth G. Barkett.  The Groveland Group and the following individuals are participants in the Groveland Group’s solicitation to elect six directors to the board of directors of Biglari Holdings Inc. (“Biglari”): Thomas R. Lujan, James W. Stryker, Stephen J. Lombardo III, and Ryan P. Buckley.

Set forth below are the Groveland Group’s responses to the March 3, 2015 comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Revised Preliminary Proxy Statement on Schedule 14A referenced above.  The numbered items set forth below (in bold italics) express the comments of the Staff, and following such comments are the Groveland Group’s responses (in regular type).  Defined terms not otherwise defined herein have the meaning ascribed to them in the second amended preliminary proxy statement.

In addition to filing this response letter, the Groveland Group is filing a second amended preliminary proxy statement that reflects the Groveland Group’s responses to the Staff’s comments.  The second amended preliminary proxy statement has been marked to show the changes made in response to the Staff’s comments.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Tiffany Piland Posil
U.S. Securities & Exchange Commission
March 4, 2015

In connection with the responses below, each participant acknowledges (1) that the participant is responsible for the adequacy and accuracy of the disclosure in the filing; (2) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) that the participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Accountability, Action Plan and Cash Flow, page 19

1.           We note your response to prior comment 5.  Please clarify the “actions” that “will generate substantial SG&A cost savings” as disclosed on page 20.

Response:      The Groveland Group has revised this disclosure to clarify the actions that it believes will generate substantial SG&A cost savings.

Our Nominees, page 23

2.           We note the revisions made in response to prior comment 8.  Please also revise to disclose the principal business of Lujan Legal Counsel, LLC in accordance with Item 401(e)(1) of Regulation S-K.

Response:     The Groveland Group has revised this disclosure to clarify the principal business of Lujan Legal Counsel, LLC.

*     *     *

If you have any questions or comments, call Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:           Nicholas P. Panos
  U.S. Securities & Exchange Commission